UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

American Depositary Shares, each representing two ordinary shares

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

ZHEJIANG AOKANG SHOES CO., LTD.

Aokang Industrial Park, Dongou Industrial District

Oubei Town, Yongjia County, Zhejiang Province

People’s Republic of China

+86 577-67915188

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)         This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two ordinary shares.

CUSIP No. 53225G102	13D

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF, BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,553,810 ordinary shares(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%(3)

14	Type of Investor (See Instructions) CO

(2)         Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) ZHEJIANG AOKANG SHOES CO., LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,553,810 ordinary shares(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%(3)

14	Type of Investor (See Instructions) CO

(2)         Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) ZHENTAO WANG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,553,810 ordinary shares(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%(3)

14	Type of Investor (See Instructions) IN

(2)         Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) AOKANG INVESTMENT HOLDINGS CO., LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,553,810 ordinary shares(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%(3)

14	Type of Investor (See Instructions) CO

(2)         Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) JINQUAN WANG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐ N/A

6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,553,810 ordinary shares(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 24,553,810 ordinary shares(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,553,810 ordinary shares(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%(3)

14	Type of Investor (See Instructions) IN

(2)         Includes 4,293,728 ordinary shares represented by 2,146,864 American Depositary Shares (each American Depositary Shares representing two ordinary shares).

(3)         The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon 135,664,877 Ordinary Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F filed March 28, 2018.

CUSIP No. 53225G102	13D

Item 1. Security and Issuer.

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Amendment No.1 to Schedule 13D filed with the Securities and Exchange Commission on August 5, 2015 (the “Statement”), which relates to the ordinary shares, par value $0.000067 per share (the “Shares”) and American Depositary Shares (“ADSs”), each representing two Share, of LightInTheBox Holding Co., Ltd. (the “Issuer”). The principal executive office of the Issuer is located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

The ADSs are listed on the New York Stock Exchange under the symbol “LITB”.

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Statement.

Item 4. Purpose of Transaction.

Pursuant to a duly constituted meeting of the Board of the Issuer on June 27, 2018, Mr. Alan Guo Quji voluntarily resigned as Chief Executive Officer and Chairman of the Issuer due to personal reasons, pending continuing service as interim Chief Executive Officer during a transition period. Mr. Guo remains a member of the Board. Mr. Zhi Yan was appointed Chairman. The Board also approved the deed of acting-in-concert (“Deed of Acting-in-Concert”) between E-Commerce and Aogang International (Hong Kong) Corporation Limited (“Aokang”), and the voting agreement between E-Commerce and Wincore Holdings Limited. In addition, the size of the Board was increased, and Mr. Qi Zhiping was appointed as a new director.

Item 5. Interest in Securities of the Issuer.

By virtue of the Deed of Acting-in-Concert between E-Commerce and Aokang, described in greater detail under Item 6 below, pursuant to which Aokang will vote (and cause the director appointed by it to vote) in accordance with the instructions of E-Commerce on matters that require approval by the shareholders or the Board of Directors, and both parties agree not to dispose of their holdings in the Issuer without the consent of the other, E-Commerce and Aokang may be deemed to be a member of a “group” with each other, and E-Commerce may be deemed to have indirect voting power and dispositive power over Aokang’s 24,553,810 shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 28, 2018, E-Commerce and Aokang entered into the Deed of Acting-in-Concert. Pursuant to the Deed of Acting-in-Concert, Aokang will vote (and cause the director appointed by it to vote) in accordance with the instructions of E-Commerce in relation to any matters that require the approval by the shareholders or the board of directors of the Issuer. Furthermore, pursuant to the Deed of Acting-in-Concert, without prior written consent of the other party, E-Commerce and Aokang shall not purchase, sell, transfer or otherwise dispose any equity securities of the Issuer. The term of the Deed of Acting-in-Concert is three years from the date of execution unless earlier terminated pursuant to the terms thereof. A copy of the Deed of Acting-in-Concert is filed as Exhibit 1 hereto and the foregoing description is qualified in its entirety to such exhibit.

CUSIP No. 53225G102	13D

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1	English Translation of Deed of Acting-in-Concert dated June 28, 2018 between Zall Cross-border E-Commerce Investment Company Limited and Aogang International (Hong Kong) Corporation Limited.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: July 6, 2018

AOGANG INTERNATIONAL (HONG KONG) CORPORATION LIMITED

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Director

ZHEJIANG AOKANG SHOES CO., LTD.

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Chairman of the Board

AOKANG INVESTMENT HOLDINGS CO., LTD.

By:	/s/ Zhentao Wang
Name:	Zhentao Wang
Title:	Chairman of the Board

ZHENTAO WANG

By:	/s/ Zhentao Wang

JINQUAN WANG

By:	/s/ Jinquan Wang